SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 8)*


                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
          Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                November 6, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A



------------------------------------------                                                       -----------------------------------
CUSIP NO. 58446J 10 8                                                                            Page   2   of   4  Pages
                                                                                                      -----    ----
------------------------------------------                                                       -----------------------------------

-------------------- ---------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                          Norton Herrick

-------------------- ---------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) |_|

                                                                                                                        (b) |X|
-------------------- ---------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-------------------- ---------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                        N/A
-------------------- ---------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

-------------------- ---------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
-------------------- ---------------------------------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

     NUMBER OF                5,196,660 (includes 4,700,000 shares of Common Stock issuable if options and warrants exercised) as
      SHARES                 of November 6, 2000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------- ---- ----------------------------------------------------------------------------------------------------------
                     8    SHARED VOTING POWER

                                       0
-------------------- ---- ----------------------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              5,196,660 (includes 4,700,000 shares of Common Stock issuable if options and warrants are exercised)
                          as of November 6, 2000
-------------------- ---- ----------------------------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                     0
------------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         5,196,660 (includes 4,700,000 shares of Common Stock
                     issuable if options and warrants are exercised) as of
                     November 6, 2000.
-------------------- ---------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|X|
                     Does not include 2,964,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which
                     Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest.
                     Mr. Herrick does not have voting power or dispositive power with respect to the 2,964,180 shares held by the
                     N. Herrick Trust.
-------------------- ---------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           28.2%
-------------------- ---------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN
-------------------- ---------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or other Consideration.

          Not Applicable

Item 4.  Purpose of Transaction.

     This Amendment reports the following transactions:


     On August 25, 2000, Mr. Herrick sold $2,776,250 principal amount of the Convertible Note.

     On November 6, 2000, Mr. Huddleston Enterprises, Inc. ("M. Huddleston") foreclosed on a loan to a third party which was in default and secured by a pledge of 285,000 shares of common stock of the Company. The Reporting Person is the sole shareholder of M. Huddleston.

     Pursuant to the December 1998 Letter, the Company issued to the Reporting Person warrants to purchase 64,779 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

     As of November 6, 2000, the Reporting Person beneficially owned an aggregate of 5,196,660 shares of Common Stock constituting approximately 28.2% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment.

Item 7.  Materials to be filed as Exhibits.


     None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 9, 2000



                                                    /s/ Norton Herrick
                                              -------------------------------
                                                    Norton Herrick


                               Page 4 of 4 Pages